INVEST IN THE FLIP SIDE

A new way to keep up with and talk politics



LEAD INVESTOR

Jonah Aberle Lead Investor

I'm investing in The Flip Side because I believe that political polarization and distrust of news media are top issues that the world will reckon with in the coming years. I'm not a political junkie, but I believe in the civic duty of being informed. In a world of oversimplifications, The Flip Side helps me to quickly cut through the non-sense and get straight to understanding all sides of an issue without losing the nuance. The Flip Side encourages me to think for myself and come to my own conclusions while keeping my prior biases in check. I believe in their mission and look forward to supporting them in making the world a better, more informed place.

Invested $2,500 this round

theflipside.io Pittsburgh PA

Highlights

1. 237,000+ newsletter subscribers, with an average daily open rate of 33%
2. Biggest hurdle is building trust across the political spectrum – we've already achieved it
3. 1,200+ premium (monthly paying) members at $10K MRR before launching our new forum
4. New forum makes bias transparent and rewards thoughtfulness and bipartisanship
5. Game-changing B2B tool for elected officials, educators, & civic organizations launching in 2023
6. Founding team has experience in presidential campaigns, the government sector, and startups
7. Our peers in adjacent industries are valued between $500M and $10B

Our Team



Annafi Wahed CEO

CFA by trade, Annafi's peppered a career in management consulting with stints at the FDIC, working on Hillary's campaign, and rubbing shoulders with Democrats and Republicans alike. She's always loved debate & understanding both sides of a story.

> I grew up in a 1-bedroom apartment in Queens with 4 other family members #immigrantlife. By 25, I was making six figures and lived in my own 1-bedroom. In many ways, I am the poster child for the American dream. It drives me nuts that this is now out of reach for so many. We're at an important point in American politics. TFS was built to fix this.



Christopher Beland CTO

MIT grad, combining Computer Engineering with Science, Technology and Society. Enjoys using his skills to solve social problems. He has done this at many startups: from specialty search engines to systems that respond to specialized queries.



Jihan Varisco COO

Masters Degree in public policy from the University of Chicago and a career built within state government. Interested in applying insights from behavioral economics and game theory to improve policy.



Angela Cho Adviser

Founder of Function Labs, a growth marketing agency and creative collaborative in NYC. The team has helped organizations from Fortune 500 companies to startups. Angela has worked in PR and marketing in the defense, government, and SaaS sectors.



Allison Lee Pillinger Choi Adviser

Full-time mom to two preschoolers and writes on right-of-center politics/policy. She is the author of Bleeding Heart Conservatives: Why It's Good To Be Right and a Contributing Writer at the Manhattan Institute's City Journal. Harvard Economics Grad.



Joe Vigliotti Cartoonist and Contributor

Writer who is serving his second term as a City Councilman for Taneytown, Maryland. He is a graduate of Mount Saint Mary's University where he studied history, political science, and philosophy.



Spenser Dopp Contributing Writer

Bachelor's degree from Ohio University's Scripps School of Journalism with specialization in classics and world religions. Before The Flip Side, he led a student-run firm to assist local businesses with marketing, advertising and public relations.

Our vision for a less divided future

The Flip Side is on a mission to bridge the gap between liberals and conservatives.

Every day, our editorial team combs through dozens of sources – left, right, and center. We focus on one topic and select the most thoughtful and well-articulated pieces to highlight each morning in a 5-minute curated email.

While our newsletter is already making a tangible difference in people's lives – helping them understand and connect with family, friends, or coworkers with whom they disagree – we always knew it was just the first step.

We've spent the past year researching and speaking with engineers, designers, academics, and community moderators about how best to design an online community where meaningful discussions can take place.

Our newly launched TFS Forum uses human-centered design principles and a custom ranking algorithm to reward thoughtfulness and bipartisanship, rather than trolling or clickbait. Pioneering a new approach to news and user-generated content, we will not be 'just' another platform, but rather *curators* of content and conversations.

A less divided future begins with all of us getting on the same page – literally.

Google has organized the world's information, but information without context is turning us all into blind men describing an elephant


time difference between new york and london
All
News
Maps
Images
Shopping
More
Settings
Tools
About 2,300,000,000 results (0.86 seconds)
London, UK is 5 hours ahead of New York, NY
10:23 AM Wednesday, in New York, NY is
3:23 PM Wednesday, in London, UK


why is there violence in the middle east
All
News
Videos
Images
Maps
More
Settings
Tools
About 385,000,000 results (0.38 seconds)
https://www.thewrangleronline.com › news › why-is-th...
Why is There so Much Violence in the Middle East? – The ...
Nearly a century ago, the great colonial powers of Europe carved the Middle East into separate states, igniting a powder keg. The Middle East is one of the most ...

The first search result is a 352-word op-ed written in 2018 by a high school student

And then of course there's cable news and the latest viral news story on social media

In an oversaturated and partisan media environment, we're either making incomplete, biased choices about what news to consume ourselves, or we're allowing tech platforms to choose our news for us based on their own values and algorithms.

Big tech's algorithms are great when it comes to deciding which TV show to watch next, or what recipe to make next weekend for dinner with friends. But when it comes to understanding the war in Ukraine, the Fed's dual mandate, or new immigration policies... *we think you deserve better.*



If Google News, Facebook Groups, and Reddit got together to create a new platform, it would be The Flip Side

These platforms together quench our thirst for knowledge and social interaction. Each is great at what they do, which has made them highly successful. In fact, we at The Flip Side use them all the time! But we would never rely on any of them alone to get the full picture of our nation's most pressing issues. Each is missing a core element.

Google News doesn't provide enough context or a way to connect with others. (After all, what is politics without our fellow citizens?) And Facebook and Reddit fail to provide any context at all and fall short on moderation.


Context
Google News
Community
Curated Conversations

A new way to keep up with and talk politics

Our newsletter provides both sides of the most important current issues. In a free daily email, our nearly quarter million subscribers get the most thoughtful points from the left, right, and in-between, pulled from across 30+ news sources and painstakingly agreed upon by our team of lefties and righties to ensure equal-bias and content accuracy.

Marijuana Pardons

"President Joe Biden took steps to overhaul U.S. policy on marijuana [last] Thursday by pardoning thousands of people with federal offenses for simple marijuana possession and initiating a review of how the drug is classified... Nearly 40 U.S. states have legalized marijuana use in some form, but it remains completely illegal in some states and at the federal level. Reclassification would be a first step toward wider legalization." **Reuters**

See past issues

From the Left

The left supports the pardons, and argues that marijuana should be decriminalized.

"'Marijuana use is roughly equal among Blacks and Whites, yet Blacks are 3.73 times as likely to be arrested for marijuana possession.' It has long been known that these arrests and convictions have tremendous and lasting costs. They can 'negatively impact public housing and student financial aid eligibility, employment opportunities, child custody determinations and immigration status.'...

"While Biden's move will not expunge people's criminal records — nor will it result in the release of anyone currently imprisoned — a pardon 'would remove 'civil disabilities,' which

From the Right

The right is skeptical of the pardons, and emphasizes the harmful effects of marijuana.

"Even Mr. Biden had to concede that no one is in federal prison for simple marijuana possession. What he didn't say is that even among those housed in state prisons—which hold about 90% of the country's incarcerated population—a relatively small percentage is there on drug offenses, and almost all of those were convicted of trafficking, not for being caught with small amounts of drugs for personal use...

"The reality is that what drives incarceration rates is violent crimes, not drug crimes... The U.S. regularly tops the list of advanced

And now with the introduction of our new forum, we're no longer limited to the media's talking points of the day. In TFS Forum we can ALL be a part of the conversation. Our new premium membership, which gives readers access to the forum and exclusive content, is for anyone who enjoys thoughtful, nuanced discussions.

2:03 pm Jun 29, 2022 (UTC)

I didn't grow up in a household with firearms, but was trained on them in Boy Scouts and again during my time in the US Army. I did enjoy learning to take them apart, use them responsibly, and respect them and be around others who practiced the same. I don't own any now and since I'm not a hunter or sport hobbyist don't see the need for one...I'd rather spend my money on musical instruments.

I don't believe outlawing or severe government restriction of firearms is feasible. Are murder rates ...Read more

Show 6 replies

Helpful 8 | Unhelpful | Agree 6 | Disagree 2 | Reply

6:26 pm Jul 06, 2022 (UTC)

I've grown up and always lived in areas where gun ownership and use are commonplace. I learned to shoot early on. We never really had to discuss this; it was just understood that it was good to have guns. We didn't own anything in the way of semi-automatic, but that was probably more of an affordability thing, and we weren't enthusiasts. I can't speak for my family now, but I'm a big believer in the right to keep and bear arms.

Not long ago, I might've been persuaded by the notion of "common ...Read more

Helpful 6 | Unhelpful | Agree 3 | Disagree 2 | Reply

2:13 pm Jun 29, 2022 (UTC)

Summary: Successful passage of gun control legislation with 2A still intact actually makes matters worse.

The Second Amendment is beautifully concise and unambiguous. The opening clause is superfluous. It provides a rationale for the amendment, which might be useful if the substance of the amendment were subject to interpretation. But that's not the case. It is crystal clear: "the right of the people to keep and bear Arms, shall not be infringed." Not certain people. Not certain Arms. Not even ...Read more

Show 6 replies

Helpful 9 | Unhelpful | Agree 2 | Disagree 2 | Reply

Why TFS Forum is unlike anything else

- We focus on **one new topic a day**
- We begin with a **summary of liberal and conservative viewpoints** both sides can trust
- Our team includes **conversation prompts** that nudge community members to share their knowledge and unique perspectives
- We're building a custom ranking algorithm and reputation system to **incentivize and prioritize thoughtfulness and bipartisanship**
- We have a **bipartisan team of moderators**, and make all moderator actions public

Our premium members agree

> ***"There's so much good conversation going on here, I don't know where to jump in"***

> ***"I'm impressed by the thoughtful intellectual comments"***

> ***"I like all the suggestions on what makes a good post, and people seem to be using them. I even liked the prompt I got suggesting my post was too long so I edited it."***

> ***"Very impressed with the moderation and discussions so far"***

> ***"I am so excited that you have implemented this Forum! I've been using it for the past few weeks, and it's truly wonderful to be able to have these reasoned discussions with others who are as passionate about improving our systems as I am."***

From free to premium

Our new premium membership gives readers:

- The Flip Side daily newsletter, ad-free!
- The Week-in-Review every Saturday, which summarizes the past week's editions to save even more time
- The Deep Dive every other Sunday, which covers a topic in-depth
- And of course, full access to TFS Forum

The Brown Bear

"I'm tired of dead-end Twitter threads and trolls—and want to join higher quality conversations on topics that matter"



THE
FLIP SIDE
WEEK IN REVIEW
AD-FREE

Get full access to the Forum, PLUS:

- Ad-free reading
- 'Week in review' emails every Saturday
- 'Deep dive' emails on important topics every two weeks

$10 /month*

Select

The Grizzly Bear

"I believe in the TFS vision and want to contribute more so your team can build the ultimate forum for productive political conversations"



THE
FLIP SIDE
WEEK IN REVIEW
AD-FREE

Get full access to the Forum, PLUS:

- Ad-free reading
- 'Week in review' emails every Saturday
- 'Deep dive' emails on important topics every two weeks
- **A custom TFS Bear Mug**
- **Support the mission**

$25 /month*

Select

We have over 237,000 subscribers across all 50 states, the majority of whom are college-educated and represent the full spectrum of the active voter base:



Gender
47.2% Female
52.1% Male
0.0% Another Identity
0.7% Unknown
Age Range
18-24
7.0%
25-34
29.0%
35-44
18.0%
45-54
14.1%
55-64
14.7%
65+
17.1%


Moderate
Libertarian
Independent
15.5%
10.3%
15.6%
Democratic Socialist
3.9%
Conservative-leaning
23%
28.9%
Liberal-leaning

> ***This is their morning routine today:***

1) Wake up

2) Get coffee

3) Open TFS newsletter

4) Read our curated content

5) Raise fist in annoyance / agreement / anger

> ***With the launch of TFS Forum, we're deepening this routine:***

6) Click on Forum button

7) Engage in thoughtful discussion

8) Feel calmer and more hopeful

We're one step closer to achieving both improved political discourse and a sustainable business model

We were already generating $11-14k in monthly revenue from premium memberships and sponsored ads *before* introducing TFS Forum. Many of our current readers are excited about this next phase, and can't wait to sign up for premium membership as rollout continues.

Starting in Q1 2023, we'll also begin targeted outreach to:

- *New York Times*, *Washington Post*, *Wall Street Journal*, and *National Review* subscribers
- Forums where debates are taking place today such as Reddit's ChangeMyView, Intelligence Squared, and Kialo
- Political and advocacy organizations
- High school and college campuses
- Civic groups such as Braver Angels, Citizen University, and Living Room Conversations

The era of horizontal networks is ending. The future is niche

Google, Facebook, and Reddit are catering to too many use cases and needs, and Twitter's fate is uncertain. Just as there are libraries, coffee shops, concert halls, bars, and restaurants in the 'real world', there are now different digital venues for different kinds of social gatherings and interactions. This is a pivotal moment in the market and larger zeitgeist, as millennials and gen Z are finally ready to move beyond the big platforms.

The time is right for teams with large and engaged audiences to capitalize on these trends and build vertical networks

We're launching a B2B tool in 2023. Our goal is to become the platform of choice for legislators, educators, and civic groups to solicit thoughts and feedback from their constituents, students, and members.

Interest in politics is at a high point, yet there is no efficient and (let's be real) good-looking tool for elected officials to engage with their constituents, or for educators to provide students with a 360-degree view of the news and debates of the day.

What we're hearing when we check in with our readers:

> *"I'm Congressman Blake Moore from UT-01 (freshman term) and I (a) appreciate your publication, and (b) recommend it to folks during townhalls frequently. Keep it up!"*

> *"I work in state government and my office sometimes shares the flip side so we know what to expect from constituents. So, thank you!"*

> *"I use this for my Civics and Constitutional Law course. The Flip Side does not only meet, but goes beyond expectations. Thank you!"*

> *"I teach Government to 11th & 12th graders and it's my go to for their current event evaluations. Keep it up."*

> *"I teach principles of organizational communication and interpersonal communication to young military officers and I like to use the Flip Side to discuss audience attitudes toward various news topics. It's very useful and it's a nice, quick read of different sentiments."*

The B2B tool, launching at the next election cycle, will be the basis for massive organic growth and new revenue models including hosting ticketed debates, conferences, and workshops.



We’re raising a $1M seed round so we can:

- Expand our team and operations: Editorial Assistant, Designer, Community Manager, B2B Outreach Coordinator
- Invest in product and UX design, marketing, and business development
- Grow to 500,000 newsletter subscribers and 12,000 premium members **in the next 6 months** → $1.4 million ARR*
- Grow to 3,000,000 newsletter subscribers and 100,000 premium members **in the next 24 months** → $12 million ARR*
- Reboot and reimagine online communities for everyone

We need people like you – who recognize and value the importance of this work – to join us on this journey, creating positive change while making money along the way.

> ***Forward-looking projections cannot be guaranteed.***

Invest in the future of our democracy.
Become an investor in The Flip Side.

